SECURITIES AND EXCHANGE COMMISSION
                 WASHINGTON, D.C. 20549

                           FORM 15


Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                   Commission File Number 1-1550

              Chiquita Brands International, Inc.
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    (Exact name of registrant as specified in its charter)


  250 East Fifth Street, Cincinnati, Ohio 45202 (513) 784-8000
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 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


      Common Stock, $.01 par value (Old) (See Note 1 below)
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    (Title of each class of securities covered by this Form)


	(1) Common Stock, $.01 par value (See Note 2 below)
	(2) Warrants to Subscribe for Common Stock
	(3) 10.56% Senior Notes due 2009
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  (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

	Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

	Rule 12g-4(a)(1)(i)   [ ]    Rule 12h-3(b)(1)(i)   [X]
	Rule 12g-4(a)(1)(ii)  [ ]    Rule 12h-3(b)(1)(ii)  [ ]
	Rule 12g-4(a)(2)(i)   [ ]    Rule 12h-3(b)(2)(i)   [ ]
	Rule 12g-4(a)(2)(ii)  [ ]    Rule 12h-3(b)(2)(ii)  [ ]
	                             Rule 15d-6            [ ]

	Approximate number of holders of record as of the
certification or notice date:                 none
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Note 1:
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This certification and notice relates to Common Stock registered on Form 8-A, originally filed on October 28, 1970, as amended on June 18, 1998 (the "Old Common Stock"). Pursuant to the Second Amended Plan of Reorganization of Chiquita Brands International, Inc. under Chapter 11 of the U.S. Bankruptcy Code, which became effective on March 19, 2002, the Old Common Stock is no longer outstanding.

Note 2:
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Common Stock registered on Form 8-A filed March 12, 2002, as amended on March 19, 2002 (the "New Common Stock"). The New Common Stock was authorized pursuant to the Third Restated Certificate of Incorporation of Chiquita Brands International, Inc. filed in New Jersey on March 19, 2002.



Pursuant to the requirements of the Securities Exchange
Act of 1934 Chiquita Brands International, Inc. has caused this
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certification/ notice to be signed on its behalf by the
undersigned duly authorized person.


DATE:    April 30, 2002        BY:/s/ Robert W. Olson
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                                      Robert W. Olson